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                               July 26, 2021

       Riccardo Orcel
       Chief Executive Officer
       Emerging Markets Horizon Corp.
       30 Ekaterinis Kornarou Street, 3rd floor
       Stovolos 2024
       Nicosia, Cyprus

                                                        Re: Emerging Markets
Horizon Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted on June
28, 2021
                                                            CIK No. 0001865533

       Dear Mr. Orcel:

              We have conducted a limited review of your draft registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to these comments and your filed registration statement, we may have additional comments.

       Form DRS/A filed June 28, 2021

       Capitalization, page 83

   1. We note that you are offering 25,000,000 Class A ordinary shares as part of your initial public offering of
units, but only show 21,951,835 Class A ordinary shares subject to possible redemption in
your Capitalization table. Please tell us how you considered the guidance in ASC
480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be
classified outside of permanent equity if they are redeemable (1) at a fixed or determinable
price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the
occurrence of an event that is not solely within the control of the holder, in concluding that all
25,000,000 Class A ordinary shares were not required to be presented outside of permanent
equity and part of shares subject to possible redemption.
 Riccardo Orcel
Emerging Markets Horizon Corp.
July 26, 2021
Page 2
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

2. Please advise your independent auditors to indicate the date of their audit report as required by Rule 2-02 (a) (1) of Regulation S-X.
        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term isdefined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

       You may contact Jorge Bonilla at 202-551-3414 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Appleby at 202-551-2374 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameRiccardo Orcel                               Sincerely,
Comapany NameEmerging Markets Horizon Corp.
                                                               Division of
Corporation Finance
July 26, 2021 Page 2                                           Office of Real
Estate & Construction
FirstName LastName